Exhibit 99.1

SANDSTORM GOLD TO RELEASE SECOND QUARTER RESULTS ON AUGUST 3

Vancouver, British Columbia — August 1, 2017 Sandstorm Gold Ltd. (“Sandstorm”) (NYSE MKT: SAND, TSX: SSL) will release its 2017 second quarter results on Thursday, August 3, 2017, after markets close.

A conference call will be held on Friday, August 4, 2017 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8609

North American Toll-Free: (+1) 888 390 0605
Conference ID: 45733622
Webcast URL: http://ow.ly/d5Bt30e50JG

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 160 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1178